Sidley Austin LLP 787 Seventh Avenue New York, NY 10019 +1 212 839 5300 +1 212 839 5599 Fax AMERICA • ASIA PACIFIC • EUROPE

May 10, 2019

Via EDGAR, Email and FedEx

Nicholas P. Panos

Senior Special Counsel

Office of Mergers and Acquisitions

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	HomeStreet, Inc.
PREC14A preliminary proxy statement filing made on Schedule 14A Filed on May 3, 2019 by HomeStreet, Inc. File No. 001-35424

Dear Mr. Panos:

On behalf of our client, HomeStreet, Inc. (the “Company,” “we” or “our”), set forth below are our responses to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated May 7, 2019, with respect to the Preliminary Proxy Statement on Schedule 14A filed with the Commission on May 3, 2019, File No. 001-35424 (the “Preliminary Proxy Statement”).

Concurrently with the submission of this letter, we have publicly filed an amended Preliminary Proxy Statement (the “Amended Preliminary Proxy Statement”) on Schedule 14A.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions in our responses correspond to the Amended Preliminary Proxy Statement unless otherwise specified. Capitalized terms used in this response letter, but not defined herein, have the meanings given to them in the Amended Preliminary Proxy Statement.

Schedule 14A

1.	Rule 14a-6(d) and Item 1(b) of Schedule 14A together require that the approximate date upon which the proxy statement will be mailed to shareholders be placed on the first page of the proxy statement as defined under Rule 14a-1(g). At present, an attempt to include this date appears to have been made in the shareholder letter and Notice, which documents are outside the scope of the cited definition of proxy statement and otherwise not part of Rule 14a-101.

Response: In response to the Staff’s comment, we have revised page i of the Amended Preliminary Proxy Statement to provide the requested disclosure. We note that we have left a bracket for the date on which the definitive proxy statement will be released to security holders, as this date has not yet been determined. We confirm that we will include the actual date upon which the proxy statement will be mailed to shareholders in the definitive proxy statement, in accordance with Item 1(b) of Schedule 14A.

United States Securities and Exchange Commission

Division of Corporation Finance

May 10, 2019

How do I vote?, page 6

2.	Please advise us of the legal basis upon which the registrant has relied to conclude that brokers may be eligible to vote shares on Proposal 3 in the absence of instructions timely transmitted by beneficial owners. Alternatively, please revise to remove the implication that “broker non-votes” will still exist on Proposal 3. See Item 21(b) of Schedule 14A.

Response: In response to the Staff’s comment, we have revised page 6 of the Amended Preliminary Proxy Statement to remove the implication that “broker non-votes” will exist on Proposal 3, assuming that brokers receive competing proxy materials in connection with the Company’s 2019 annual meeting of shareholders.

3.	Please advise us of the legal basis upon which the registrant has relied to conclude that banks and nominees other than brokers are unable to use discretionary authority to vote on non-routine matters. Please also advise us how a vote from a non-broker could still be considered a “broker non-vote” within the meaning of Item 21 of Schedule 14A.

Response: In response to the Staff’s comment, we have revised page 6 of the Amended Preliminary Proxy Statement to remove references that banks or nominees other than brokers will be (i) unable to use discretionary authority to vote on non-routine matters and (ii) able to cast broker non-votes.

Proposal 1 – Election of Directors, page 16

4.	In light of the requirement under Item 5(b)(1)(iii) of Schedule 14A to state whether or not any of the participants have been the subject of criminal convictions within the last ten years, please provide us with a written reply on behalf of each participant in response to this line item notwithstanding the fact that a negative response need not be disclosed in the proxy statement filed under cover of Schedule 14A.

Response: On behalf of each participant to the Company’s solicitation, below please find a written reply as to whether or not such participant has been the subject of criminal convictions within the last ten years:

Participant	Reply
Scott M. Boggs	I have not been the subject of criminal convictions within the last ten years
Sandra A. Cavanaugh	I have not been the subject of criminal convictions within the last ten years
David A. Ederer	I have not been the subject of criminal convictions within the last ten years
Godfrey B. Evans	I have not been the subject of criminal convictions within the last ten years
Victor H. Indiek	I have not been the subject of criminal convictions within the last ten years
Thomas E. King	I have not been the subject of criminal convictions within the last ten years
George “Judd” Kirk	I have not been the subject of criminal convictions within the last ten years
Mark K. Mason	I have not been the subject of criminal convictions within the last ten years
Mark R. Patterson	I have not been the subject of criminal convictions within the last ten years
Mark R. Ruh	I have not been the subject of criminal convictions within the last ten years
Douglas I. Smith	I have not been the subject of criminal convictions within the last ten years
Donald R. Voss	I have not been the subject of criminal convictions within the last ten years

United States Securities and Exchange Commission

Division of Corporation Finance

May 10, 2019

5.	Please confirm, and consider disclosing, if true, that each person nominated for election as a director has agreed to be named in the proxy statement and to serve if elected. Refer to Rule 14a-4(d)(1).

Response: In response to the Staff’s comment, we have revised page 17 of the Amended Preliminary Proxy Statement to provide the requested disclosure. We also confirm that each person nominated for election as a director by the Company has agreed to be named in the Company’s proxy statement and to serve if elected.

Proposal 2 – Advisory (Non-Binding) Vote on Executive Compensation, page 65

6.	Please advise us, with a view toward revised disclosure, why the frequency of shareholder advisory votes on executive compensation, and the expected date of the next such vote, appear not to have been disclosed. See Item 24 of Schedule 14A.

Response: In response to the Staff’s comment, we have revised page 65 of the Amended Preliminary Proxy Statement to provide the requested disclosure.

Proposal 5 – Approval of an Amendment to the Articles [ ] to Declassify the Board [ ], page 69

7.	Given that Item 19 requires the registrant to disclose “the general effect of such amendment,” and Instruction 2 thereto references anti-takeover and similar proposals, please disclose the general effect such an amendment could have in the takeover context, of advise.

Response: In response to the Staff’s comment, we have revised page 69 of the Amended Preliminary Proxy Statement to provide the requested disclosure.

Shareholder Proposals, page 72

8.	To the extent the three stockholder proposals are regulated under Item 18 of Schedule 14A, titled “Matters not required to be submitted,” please revise to expressly state what board action, if any, is intended to be taken in the event of a negative vote by security holders. Note also that the right of a security holder to vote on a matter is determined by a source of legal authority other than the federal securities laws.

Response: In response to the Staff’s comment, we have revised page 72 of the Amended Preliminary Proxy Statement to provide the requested disclosure. We also note that the Blue Lion Parties have indicated in their preliminary proxy statement dated May 10, 2019, that they no longer intend to present a shareholder proposal related to the declassification of the Board (Proposal 9 in the Preliminary Proxy Statement), and we have therefore removed this proposal from the Amended Preliminary Proxy Statement and the attached proxy card.

Costs of Solicitation, page 77

9.	Given the generic reference to “aggregate expenses” as well as the expected quantification of the proxy solicitor’s fee, advise us how the registrant has complied with its obligation to disclose all costs in furtherance of the solicitation as required under Item 4(b) of Schedule 14A. Alternatively, please revise this section to provide the information requested in the context of a contested election of directors. Refer also to Instruction 1 to Item 4, which seeks disclosure of all costs incidental to the solicitation above what the registrant normally expends. Please also advise us why “regular” should be viewed as a class of employee.

Response: In response to the Staff’s comment, we have revised page 77 of the Amended Preliminary Proxy Statement to provide a more detailed disclosure of costs in furtherance of the solicitation and to describe the class or classes of regular employees that may solicit security holders.

United States Securities and Exchange Commission
Division of Corporation Finance
May 10, 2019

Form of Proxy

10.	The form of proxy is not part of the proxy statement. See Rule 14a-1(g)(for a definition of the term “proxy statement”) and Rule 14a-101(for Schedule 14A and an itemization of information required in the proxy statement). Disclosures made in the narrative of the proxy statement therefore will not satisfy disclosure obligations with respect to the presentation of information on form of proxy. Please revise the form of proxy to expressly state whether each matter upon which security holders are being asked to vote has been proposed by the registrant. See Rule 14a-4(a)(3) of Regulation 14A.

Response: In response to the Staff’s comment, we have revised the proxy card filed with the Amended Preliminary Proxy Statement to provide the requested disclosure.

* * * * *

Please direct any questions that you may have with respect to the foregoing or any requests for supplemental information by the Staff to Kai Haakon E. Liekefett at (212) 839-8744 or Beth E. Berg (312) 853-7443.

Very truly yours,

SIDLEY AUSTIN LLP

By:	/s/ Kai Haakon E. Liekefett
Name:	Kai Haakon E. Liekefett

cc:	Godfrey B. Evans
Executive Vice President, General Counsel, Chief Administrative Officer & Corporate Secretary HomeStreet, Inc.